

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

November 7, 2007

Ms. M. Patricia Kane
Chief Financial Officer
Terra Nova Financial Group, Inc.
100 South Wacker Drive
Suite 1550
Chicago, IL 60606

      RE: Form 10-KSB for the fiscal year ended December 31, 2006
              Forms 10-QSB for the periods ended March 31, 2007 and June 30, 2007
              File No. 0-24057

Dear Ms. Kane:

      We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, to the undersigned at (202) 551-3769.

                   Sincerely,

                   Rufus Decker
                   Accounting Branch Chief